FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction (b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

 Ehrlich              Burtt             R.
-----------------------------------------------------
   (Last)            (First)            (Middle)

 20 Brynwood Lane
-----------------------------------------------------
                     (Street)

 Greenwich              CT              06831
-----------------------------------------------------
   (City)               (State)         (Zip)

-------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol


Armor Holdings, Inc. (AH)
-------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)



-------------------------------------------------------------------------------
4. Statement for Month/Year

          July, 2002

-------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)



-------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

-------------------------------------------------------------------------------

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of
                                                                                       Securities    6. Owner-
                        2. Trans-     3. Trans-                                        Beneficially     ship
                           action        action       4. Securities Acquired (A)       Owned at         Form:       7. Nature
                           Date          Code            or Disposed of (D)            End of           (D)Dir         Indirect
1. Title of Security    (Month/Day    (Instr. 8)      --------------------------       Month            ect or(I)      Beneficial
   (Instr. 3)             /Year)     ----------      Amount    (A) or     Price       (Instr.           Indirect       Ownership
                                      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value  7/15/02        J     V     11,500       D         N/A              0              I      By Trust f/b/o
$0.01 per share                                                                                                   Daughter (1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value  7/15/02        J     V      5,000       D         N/A              0              I      By Daughter (1)
$0.01 per share
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                               158,300              D
$0.01 per share
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                11,500              I      By Trust f/b/o
$0.01 per share                                                                                                   Son (1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                 5,000              I      By Son (1)
$0.01 per share
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                                   400              I      By Spouse's
$0.01 per share                                                                                                   IRA (1)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                           (over)
                                                                                                                        SEC 1474


                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------------
    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
              Conver-            Trans-   Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
              sion or   Trans-   action   or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
              Exercise  action   Code     of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of      Price of  Date     (Instr.  (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative    Deriv-    (Month/   8)       4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security      ative      Day/    -------- ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)    Security   Year)   Code  V  (A)    (D)    able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stock          $9.6875                                   (2)      6/09    Common   10,000           10,000         D
Options (Right                                                             Stock
to Buy) (3)
-----------------------------------------------------------------------------------------------------------------------------------
Stock           $13.19                                   (2)    6/15/10   Common   10,000           10,000         D
Options (Right                                                             Stock
to Buy)(3)
-----------------------------------------------------------------------------------------------------------------------------------
Stock           $14.44                                   (2)    6/19/11   Common   12,500           12,500         D
Options (Right                                                             Stock
to Buy)(3)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

(1)   The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange
      Act of 1934 or otherwise.
(2)   Presently exercisable.
(3)   Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive Plan.
(4)   The transactions reported hereby consist of the transfer of common stock previously held in trust for the reporting person's child from such trust to such child. Such child does not share the same household as the reporting person.



*If the Form is filed by more than one reporting person, See Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal         /s/Burtt R. Ehrlich                 August 12, 2002
  Criminal Violations.                                                       ---------------------------         ---------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                    **Signature of the Reporting        Date
                                                                             Person


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.


                                                                                                                          SEC 1474
